SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    Form 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


         For the month of: November 2004 Commission File Number: 1-9059

                            BARRICK GOLD CORPORATION
                              (Name of Registrant)

                          BCE Place, Canada Trust Tower
                                   Suite 3700
                          161 Bay Street, P.O. Box 212
                                Toronto, Ontario
                                 Canada M5J 2S1
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

              Form 20-F                           Form 40-F   X
                        ------                              -----


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                     Yes                            No  X
                         -----                         ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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                           INCORPORATION BY REFERENCE

The underwriting agreement contained on Exhibit 1 of this Form 6-K is incorporated by reference as an exhibit to the Registrant's registration statements on Form F-9 (Nos. 333-120133 and 333-106592) and the registration statements on Form F-9 of Barrick Gold Finance Company (No. 333-120133-01) and Barrick Gold Inc. (Nos. 333-120133-02 and 333-106592-01).


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                                   SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      BARRICK GOLD CORPORATION



Date:  November 10, 2004              By:     /s/ Jamie C. Sokalsky
                                         ---------------------------------------
                                         Name:   Jamie C. Sokalsky
                                         Title:  Executive Vice President and
                                                 Chief Financial Officer


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                                     EXHIBIT

Exhibit       Description of Exhibit
-------       ----------------------

    1         Underwriting Agreement dated November 8, 2004